Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

May 19, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10113
Senior Loan and Limited Duration ETF Portfolio, Series 2
(the “Trust”)
CIK No. 1915888 File No. 333-264408

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1.Please update the “Market Risk” given current market conditions.

Response:The Trust confirms that the “Market Risk” has been revised to reflect current market conditions.

2.The Staff notes that the Leverage Risk is no longer included as a principal risk (as was the case with the new series of FT 9961). Please confirm supplementally whether the Trust no longer plans to hold Funds that employ leverage in their portfolios, or revise the disclosure as appropriate.

Response:The Trust notes that it will not know the exact exposure the Trust will have to Funds that employ leverage until the portfolio is finalized. If there is principal exposure (i.e., 10% or greater) to leverage, the Trust confirms that relevant risk disclosure will be added to the principal risks.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon